FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 24, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

March 24, 2006

                                                                  March 24, 2006

On March 24, 2006, OAO Tatneft issued the following press release:

OAO Tatneft announces its expectations with respect to the filing of its annual report on Form 20-F for 2004 and a revision of its oil and gas reserves and future net revenues as of 1 January 2005

24 March 2006 - Almetyevsk

OAO Tatneft (the "Company") announces that the audit of its consolidated financial statements prepared under U.S. generally accepted accounting principles for the year ended 31 December 2004 (the "2004 U.S. GAAP Financial
Statements") is continuing and that it expects to publish the 2004 U.S. GAAP
Financial Statements and to file its annual report on Form 20-F for 2004 (the
"20-F for 2004") with the U.S. Securities and Exchange Commission (the "SEC") by
1 June 2006.  Under applicable New York Stock Exchange ("NYSE") policy,* the
NYSE is scheduled to assess, by 15 April 2006, the effect of the delayed filing of the 20-F for 2004 on the continuation of trading in the Company's American
Depositary Receipts on the NYSE.  The Company intends to request in writing, prior to 15 April 2006, that the NYSE permit trading in the Company's securities on the NYSE to continue beyond that date (this request may seek permission for trading in the securities to continue up to an additional three months, until 15
July 2006, pending filing of the 20-F for 2004 with the SEC).

The finalization of the 2004 U.S. GAAP Financial Statements is taking longer than previously announced principally because of the first time application of certain accounting standards (most notably FASB Interpretation No. 46,
Consolidation of Variable Interest Entities) and the analysis required to be conducted by the Company relating to these standards, and post-31 December 2004 changes in the composition of the Company's consolidated group.

As announced earlier this year, the Company expects its 2005 unconsolidated
Russian Accounting Regulations revenues to be approximately 170 billion Russian
Rubles ($5.9 billion) and gross profit to be approximately 50 billion Russian
Rubles ($1.74 billion), compared to 2004 unconsolidated Russian Accounting
Regulations revenues of approximately 150.8 billion Russian Rubles ($5.43 billion) and gross profit of approximately 41.5 billion Russian rubles ($1.5 billion).**

The Company also announces a revision of its previously reported oil and gas reserves and future net revenues as of 1 January 2005, as estimated by Miller &
Lents, Ltd., independent petroleum engineering consultants, and set out in their report dated 14 June 2005, furnished to the SEC on Form 6-K on 29 June 2005.
The revision was required because of errors in the oil prices applicable to the
Company's oil sales in 2004, and in the Company's share in the production of two relatively small oil fields in the Republic of Tatarstan, in each case used by
Miller & Lents, Ltd. to evaluate the Company's oil and gas reserves and future net revenues as of 1 January 2005.

Based on the revised report provided to the Company by Miller & Lents, Ltd., the
Company's total crude and condensate proved reserves as of 1 January 2005 were
5,801.1 MMBbls (compared to the 5,962.5 MMBbls reported earlier) and its future net revenues discounted at the standard 10% rate were $11,831.2 million
(compared to the $17,282.7 million reported earlier).  These crude and condensate proved reserves and discounted future net revenues assume renewal of the Company's licenses and production to end of the economic lives of the fields, as contemplated by Russian law; the revised report by Miller & Lents,
Ltd. also includes revised information on the Company's proved reserves and future net revenues assuming production only to the expiration of the Company's licenses.

A copy of the revised Miller & Lents, Ltd. report is available on the Company's web-site (http://www.tatneft.ru/info.htm) and is being furnished to the SEC on
Form 6-K.  The Company has engaged Miller & Lents, Ltd. to estimate its oil and gas reserves and future net revenues as of 1 January 2006 and expects to obtain a report from Miller & Lents, Ltd. on such estimation by 30 June 2006.

* - Section 802.01E of the NYSE Listed Company Manual as in effect on July 15,
2005, which was the extended deadline for filing of the 20-F for 2004 in accordance with Rule 12b-25 under the Securities Exchange Act of 1934.  On
January 19, 2006, the SEC approved an amendment to Section 802.01E of the Listed
Company Manual that altered the timing of the NYSE's review of continued trading in listed securities of late filers.  Based on the Company's consultations with the NYSE, the Company takes the view that these amendments to Rule 802.01E do not apply to the 20-F for 2004.

** - Russian Ruble amounts have been translated into U.S. Dollars at the respective year-end exchange rates.

Forward-looking statements:  This press-release may contain certain forward-looking statements of OAO Tatneft.  OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   March 24, 2006